                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of October, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                             ---------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                             ---------

           Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
          furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes    No X
                                     ---   ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

KOREA ELECTRIC POWER CORPORATION
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF JUNE 30, 2002 AND 2003

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                    AS OF DECEMBER 31, 2002 AND JUNE 30, 2003



                                                                                           Translation into
                                                                    Korean won           U.S. Dollars (Note 2)
                                                         ------------------------------  ---------------------
                                                              2002            2003               2003
                                                         --------------   -------------  ---------------------
                            ASSETS                                (In millions)              (In thousands)
                            ------
Utility plant (Notes 3 and 5)                            W   75,588,054   W  78,746,061       $  65,841,188
Less:   Accumulated depreciation                            (11,963,081)    (14,415,743)        (12,053,297)
        Construction grants                                  (2,321,219)     (2,521,038)         (2,107,891)
                                                         --------------   -------------       -------------
                                                             61,303,754      61,809,280          51,680,000
                                                         --------------   -------------       -------------
Investments and others:
   Long-term investment securities (Note 6)                   1,353,308       1,440,696           1,204,595
   Long-term loans (Note 7)                                     257,098         271,617             227,105
   Deferred income tax assets                                 1,261,813       1,349,745           1,128,549
   Currency and interest rate swaps (Note 13)                   324,093         334,157             279,395
   Intangibles (Note 4)                                         459,202         480,819             402,023
   Other non-current assets (Note 12)                           638,359         622,456             520,449
                                                         --------------   -------------       -------------
                                                              4,293,873       4,499,490           3,762,116
                                                         --------------   -------------       -------------
Current assets:
   Cash and cash equivalents (Note 12)                        1,997,480       1,258,208           1,052,013
   Trade receivables, net of allowance for
      doubtful accounts (Notes 12 and 17)                     1,534,847       1,456,732           1,218,003
   Accounts receivable-other, net of
    allowance for doubtful accounts (Notes 12 and 17)           310,497         231,892             193,890
   Short-term investment securities (Note 6)                     23,136         133,870             111,931
   Short-term financial instruments (Note 12)                   137,852         156,705             131,024
   Short-term loans (Note 7)                                     14,661          14,231              11,899
   Inventories (Notes 5 and 8)                                  721,556         876,777             733,091
   Prepayments                                                    1,992          11,340               9,482
   Other current assets                                         172,471         237,305             198,416
                                                         --------------   -------------       -------------
                                                              4,914,492       4,377,060           3,659,749
                                                         --------------   -------------       -------------

        Total assets                                     W   70,512,119   W  70,685,830       $  59,101,865
                                                         ==============   =============       =============

(continued)

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
                                   (UNAUDITED)

                    AS OF DECEMBER 31, 2002 AND JUNE 30, 2003



                                                                                           Translation into
                                                                   Korean won            U.S. Dollars (Note 2)
                                                         ------------------------------  ---------------------
                                                              2002             2003               2003
                                                         --------------   -------------  ---------------------
                                                                  (In millions)             (In thousands)
Stockholders' Equity and Liabilities

Stockholders' Equity (Notes 6 and 9):
   Common stock                                          W    3,200,504   W   3,200,504     $    2,676,007
   Capital surplus                                           14,483,121      14,486,093         12,112,118
   Retained earnings                                         18,419,413      19,193,592         16,048,154
   Capital adjustments                                         (137,973)       (327,297)          (273,660)
   Minority interest in consolidated subsidiaries               108,073         118,344             98,950
                                                         --------------   -------------     --------------
        Total stockholders' equity                           36,073,138      36,671,236         30,661,569
                                                         --------------   -------------     --------------

Long-term Liabilities:
   Long-term debt (Note 10)                                  17,665,355      16,449,334         13,753,624
   Accrued severance indemnities, net (Note 2)                  454,326         522,536            436,903
   Reserve for decommissioning cost (Note 2)                  4,417,934       4,719,860          3,946,371
   Reserve for self-insurance                                    82,536          82,011             68,571
   Currency and interest swaps (Note 13)                        479,295         408,657            341,686
   Financing lease liabilities (Note 11)                          5,366           2,330              1,948
   Deferred income tax liabilities                            1,346,043       1,496,622          1,251,356
   Other long-term liabilities                                  393,321         348,423            291,324
                                                         --------------   -------------     --------------
                                                             24,844,176      24,029,773         20,091,783
                                                         --------------   -------------     --------------
Current Liabilities:
   Trade payables (Notes 12 and 17)                             734,437         638,635            533,976
   Accounts payable-other (Notes 12 and 17)                     931,892         753,139            629,715
   Short-term borrowings (Note 10)                              157,733         447,928            374,522
   Current portion of long-term debt (Note 10)                5,653,428       6,320,093          5,284,359
   Income tax payable                                         1,270,664         857,814            717,236
   Accrued expenses                                             264,685         327,532            273,856
   Dividends payable                                              2,474           1,751              1,464
   Other current liabilities                                    579,492         637,929            533,385
                                                         --------------   -------------     --------------
                                                              9,594,805       9,984,821          8,348,513
                                                         --------------   -------------     --------------
        Total liabilities                                    34,438,981      34,014,594         28,440,296
                                                         --------------   -------------     --------------

        Total stockholders' equity and liabilities       W   70,512,119   W  70,685,830     $   59,101,865
                                                         ==============   =============     ==============



          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES


                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)

             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003



                                                                                       Translation into
                                                               Korean Won           U.S. Dollars (Note 2)
                                                     ----------------------------   ---------------------
                                                         2002            2003               2003
                                                     ------------    ------------   ---------------------
                                                         (In millions, except       (In thousands, except
                                                          per share amounts)          per share amounts)

OPERATING REVENUES: (Note 17)
   Sale of electricity                               W  9,517,966    W 10,425,992    $        8,717,385
   Other operating revenues                               620,946         469,331               392,417
                                                     ------------    ------------    ------------------

                                                       10,138,912      10,895,323             9,109,802
OPERATING EXPENSES (Notes 4, 14, 15, 17 and 19):
   Power generation, transmission and distribution      6,283,114       6,987,408             5,842,315
   Purchased power                                        522,854         743,397               621,569
   Other operating costs
                                                          310,393         189,745               158,650
   Selling and administrative expenses                    545,748         588,659               492,190
                                                     ------------    ------------    ------------------
                                                        7,662,109       8,509,209             7,114,724
                                                     ------------    ------------    ------------------

OPERATING INCOME                                        2,476,803       2,386,114             1,995,078

OTHER INCOME (EXPENSE):
   Interest income                                         43,584          49,599                41,471
   Interest expense                                      (526,741)       (434,665)             (363,432)
   Gain on foreign currency transactions and
      translation, net                                    567,720          59,884                50,070
   Gain on valuation using the equity method of
      accounting (Note 6)                                  72,863          75,318                62,975
   Donations (Note 21)                                    (10,469)        (41,490)              (34,691)
   Valuation gain on currency and interest rate
      swaps, net (Note 13)                                 52,506           1,571                 1,314
   Gain (loss) on disposal of investments, net               (184)         45,243                37,829
   Other, net                                             181,443         103,647                86,661
                                                     ------------    ------------    ------------------
                                                          380,722        (140,893)             (117,803)
                                                     ------------    ------------    ------------------
ORDINARY INCOME                                         2,857,525       2,245,221             1,877,275

EXTRAORDINARY ITEM                                             --              --                    --
INCOME BEFORE INCOME TAX EXPENSE
                                                     ------------    ------------    ------------------
                                                        2,857,525       2,245,221             1,877,275
INCOME TAX EXPENSE (Note 16)                           (1,159,118)       (947,881)             (792,543)
                                                     ------------    ------------    ------------------
INCOME BEFORE MINORITY INTERESTS                        1,698,407       1,297,340             1,084,732
                                                     ------------    ------------    ------------------

MINORITY INTERESTS                                         (5,260)        (11,811)               (9,875)
                                                     ------------    ------------    ------------------
NET INCOME                                           W  1,693,147    W  1,285,529    $        1,074,857
                                                     ============    ============    ==================

ORDINARY INCOME PER SHARE (Note 2)                   W      2,650    W      2,036    $             1.70
                                                     ============    ============    ==================
EARNINGS PER SHARE (Note 2)                          W      2,650    W      2,036    $             1.70
                                                     ============    ============    ==================




          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                   (UNAUDITED)

             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003



                                                                     Korean Won (In millions)
                                      -----------------------------------------------------------------------------------------
                                          Common        Capital       Retained        Capital          Minority
                                          Stock         Surplus       Earnings      Adjustments       Interests        Total
                                      ------------   ------------   ------------    ------------    ------------   ------------

Balance at January 1, 2002            W  3,200,504   W 14,905,237   W 14,947,359    W    (43,465)   W    172,059   W 33,181,694
Net income                                      --             --      1,693,147              --              --      1,693,147
Gain on disposal of treasury stock              --          2,005             --              --              --          2,005
Changes in capital adjustments                  --             --             --         (21,809)             --        (21,809)
Changes in minority interests                   --             --             --              --          10,046         10,046
                                      ------------   ------------   ------------    ------------    ------------   ------------
Balance at June 30, 2002              W  3,200,504   W 14,907,242   W 16,640,506    W    (65,274)   W    182,105   W 34,865,083
                                      ============   ============   ============    ============    ============   ============

Balances at January 1, 2003           W  3,200,504   W 14,483,121   W 18,419,413    W   (137,973)   W    108,073   W 36,073,138
Net income                                      --             --      1,285,529              --              --      1,285,529
Dividends declared                              --             --       (511,350)             --              --       (511,350)
Gain on disposal of treasury stock              --          2,972             --              --              --          2,972
Changes in capital adjustments                  --             --             --        (189,324)             --       (189,324)
Changes in minority interests                   --             --             --              --          10,271         10,271
                                      ------------   ------------   ------------    ------------    ------------   ------------
Balances at June 30, 2003             W  3,200,504   W 14,486,093   W 19,193,592    W   (327,297)   W    118,344   W 36,671,236
                                      ============   ============   ============    ============    ============   ============
Translation into U.S. Dollars (In
   thousands) (Note 2)                $  2,676,007   $ 12,112,118   $ 16,048,154    $   (273,660)   $     98,950   $ 30,661,569
                                      ============   ============   ============    ============    ============   ============


          See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003



                                                                                      Translation into
                                                              Korean Won           U.S. Dollars (Note 2)
                                                     ----------------------------  ---------------------
                                                         2002            2003              2003
                                                     ------------    ------------  ---------------------
                                                            (In millions)              (In thousands)
Cash flows from operating activities:
   Net income                                        W  1,693,147    W  1,285,529      $  1,074,857
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation and amortization                     2,219,249       2,281,237         1,907,389
      Amortization of nuclear fuel and heavy water        192,753         210,054           175,630
      Utility plant removal cost                           88,112          90,891            75,996
      Provision for severance and retirement
         benefits                                          67,952          79,038            66,085
      Provision for decommissioning costs                 276,501         312,756           261,502
      Allowance for doubtful accounts                      12,414           9,158             7,657
      Interest expense (income), net                        8,398            (949)             (793)
      Gain on foreign currency translation               (521,234)        (64,541)          (53,964)
      Loss (gain) on disposal of investment                   184         (45,243)          (37,829)
      Gain on valuation using the equity
         method of accounting                             (72,863)        (75,318)          (62,975)
      Valuation gain on currency and
         interest rate swaps, net                         (52,506)         (1,571)           (1,314)
      Increase in deferred income tax assets              (74,130)        (88,778)          (74,229)
      Decrease (increase) in accounts receivable         (120,613)         62,251            52,049
      Decrease in accounts receivable-other                 3,154          78,884            65,957
      Increase in inventories                             (60,607)       (113,274)          (94,711)
      Decrease (increase) in prepayments                   22,524         (28,462)          (23,798)
      Increase in deferred income tax liabilities         186,609         150,579           125,902
      Decrease in trade payables                         (231,682)        (95,138)          (79,547)
      Decrease in accounts payable-other                  (97,145)       (180,408)         (150,843)
      Increase (decrease) in income tax payable           457,533        (410,935)         (343,591)
      Increase (decrease) in accrued expenses             (43,545)         71,415            59,712
      Payment of severance and retirement benefits         (8,787)         (7,744)           (6,475)
      Payment of decommissioning costs                     (5,961)        (10,557)           (8,827)
      Payment of self-insurance                              (456)           (526)             (440)
      Other, net                                          (63,604)          5,895             4,929
                                                     ------------    ------------      ------------
         Net cash provided by operating activities      3,875,397       3,514,243         2,938,329

(continued)

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)

             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003



                                                                                          Translation into
                                                                Korean Won             U.S. Dollars (Note 2)
                                                       ----------------------------    ---------------------
                                                           2002            2003                2003
                                                       ------------    ------------    ---------------------
                                                               (In millions)               (In thousands)
Cash flows from investing activities:
   Disposal of utility plant                           W     50,350    W     32,375        $     27,069
   Disposal of non-utility plant                              2,631              --                  --
   Additions to utility plant                            (3,046,311)     (3,496,445)         (2,923,449)
   Additions to non-utility plant                           (85,293)             --                  --
   Receipt of construction grants                           259,539         280,086             234,186
   Proceeds from disposal of investment
      securities, net                                         8,299          77,168              64,522
   Payment of long-term loans, net                          (32,341)        (25,751)            (21,531)
   Increase in intangibles, net                              (6,495)         (9,228)             (7,716)
   Decrease (increase) in other non-current assets          (27,910)         12,903              10,788
   Withdrawal (acquisition) of short-term
      financial instruments, net                            191,116         (18,853)            (15,763)
   Decrease in short-term loans, net                         10,595           8,364               6,993
   Proceeds from sale (acquisition) of short-term
      investment securities                                      11        (110,816)            (92,655)
                                                       ------------    ------------        ------------
        Net cash used in investing activities            (2,675,809)     (3,250,197)         (2,717,556)

Cash flows from financing activities:
   Proceeds from long-term debt                           1,482,891       3,070,357           2,567,188
   Payment of long-term debt                               (507,715)       (627,333)           (524,526)
   Payment of current portion of long- term debt         (3,279,177)     (2,936,848)         (2,455,558)
   Proceed from (Payment of) in short-term
      borrowings, net                                        (3,567)        292,805             244,820
   Cash dividends                                          (331,228)       (512,073)           (428,155)
   Acquisition of treasury stock                                 --        (180,120)           (150,602)
   Other, net                                               (14,678)        (90,300)            (75,501)
                                                       ------------    ------------        ------------
      Net cash provided by financing activities          (2,653,474)       (983,512)           (822,334)

Net decrease in cash and cash equivalents from
   changes in consolidated subsidiaries                          --         (19,806)            (16,560)
Net decrease in cash and cash equivalents                (1,453,886)       (739,272)           (618,121)
Cash and cash equivalents at beginning of the period      2,303,954       1,997,480           1,670,134
                                                       ------------    ------------        ------------
Cash and cash equivalents at end of the period         W    850,068    W  1,258,208        $  1,052,013
                                                       ============    ============        ============

See accompanying notes to consolidated financial statements.

                KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             JUNE 30, 2002 AND 2003
                                   (UNAUDITED)


1. GENERAL:

(1) The Company

Korea Electric Power Corporation (the "KEPCO") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. KEPCO was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. KEPCO's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of June 30, 2003, the Government of the Republic of Korea, Korea Development Bank and foreign investors hold 32.35 percent, 21.57 percent and 25.47 percent, respectively, of KEPCO's shares.

KEPCO spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company has been considering the gradual privatization of its power generation subsidiaries and distribution business in accordance with the Restructuring Plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment

(2) Consolidated Subsidiaries

                                                                         Ownership
                                                                       percentage (%)
                                                       Year of      -------------------
                Subsidiaries                        establishment     2002       2003              Primary business
------------------------------------------------    -------------   --------   --------     -------------------------------
Korea Hydro & Nuclear Power Co., Ltd.                    2001          100.0      100.0     Power generation
Korea South-East Power Co., Ltd.                         2001          100.0      100.0     Power generation
Korea Midland Power Co., Ltd.                            2001          100.0      100.0     Power generation
Korea Western Power Co., Ltd.                            2001          100.0      100.0     Power generation
Korea Southern Power Co., Ltd.                           2001          100.0      100.0     Power generation
Korea East-West Power Co., Ltd.                          2001          100.0      100.0     Power generation
Korea Power Engineering Co., Ltd.                        1977          97.9        97.9     Engineering for utility plant
Korea Plant Services & Engineering Co., Ltd.             1984          100.0      100.0     Utility plant maintenance
KEPCO Nuclear Fuel Co., Ltd.                             1982          96.4        96.4     Nuclear fuel
Korea Electric Power Data Network Co., Ltd.              1992          100.0      100.0     Information services
Korea Electric Power Industrial Development Co.,         1990          100.0       49.0     Disposal of power-plant ash and
   Ltd. (*)                                                                                  electric meter reading

                                                                         Ownership
                                                                       percentage (%)
                                                       Year of      -------------------
                Subsidiaries                        establishment     2002       2003                  Primary business
------------------------------------------------    -------------   --------   --------     -------------------------------------
KEPCO International Hong Kong Ltd.                       1995          100.0      100.0     Holding Company
KEPCO International Philippines Inc.                     2000          100.0      100.0     Holding Company
KEPCO Philippines Corporation                            1995          100.0      100.0     Utility plant rehabilitation and
                                                                                             operation (Subsidiary of KEPCO
                                                                                             International Hong Kong Ltd.)
KEPCO Ilijan Corporation                                 1997           51.0       51.0     Construction and operation of utility
                                                                                             plant (Subsidiary of KEPCO
                                                                                             International Philippines Inc.)

(*) KEPCO sold a portion of its investment in Korea Electric Power Industrial Development Co., Ltd. during 2003, which reduced its ownership interest to 49% and losing its status as the major shareholder. Accordingly, KEPCO has begun to account for Korea Electric Power Industrial Development Co., Ltd using the equity method from 2003.

(3)  The affiliates accounted for using the equity method

                                                                         Ownership
                                                                       percentage (%)
                                                       Year of      -------------------
                Subsidiaries                        establishment     2002       2003                   Primary business
------------------------------------------------    -------------   --------   --------     ----------------------------------------

Korea Gas Corporation                                    1983          24.5       24.5      Sales of liquefied natural gas
Korea District Heating Co., Ltd.                         1985          26.1       26.1      Providing of heating
Powercomm Corporation                                    2000          44.0       43.1      Communication line leasing
Korea Electric Power Industrial Development Co.,         1990         100.0       49.0      Disposal of power-plant ash and electric
  Ltd.                                                                                        meter reading
YTN                                                      1993          21.4       21.4      Broadcasting


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1) Basis of Consolidated Financial Statement Presentation

KEPCO maintains its official accounting records in Korean won and prepares the consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars at the rate of W1,196.00 to US$1.00, the noon buying rate in the City of New York for cable transfers in won as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

In 2003, the Company adopted Statements of Korean Financial Accounting Standards ("SKAS") No 2, 3, 4, 5, 6, 7, 8 and 9, which are effective from January 1, 2003. Those statements provide accounting and reporting standards for the interim financial statements, intangible assets, revenue recognition, tangible assets, events occurring after the balance sheet date, capitalization of interest costs, marketable securities and convertible securities. The prior year financial statements, which are presented for comparative purposes, were restated to conform to the provisions of those standards. As a result of the adoption of SKAS No. 6 - "Events Occurring After the Balance Sheet Date", shareholders' equity increased and current liabilities decreased by W511,350 million as of December 31, 2002.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual result could differ from those estimates.

(2) Principles of Consolidation

The consolidated financial statements include the accounts of KEPCO and its controlled subsidiaries (collectively referred to as the "Company"). Controlled subsidiaries include majority owned entities and entities of which KEPCO owns more than 30 percent of total outstanding voting stock and is the largest stockholder. Investments in affiliates in which KEPCO is able to exercise significant influence over the operating and financial policies of the investee are accounted for using the equity method. Significant influence is deemed to exist when the investor owns more than 20 percent of the investee's voting shares unless there is evidence to the contrary.

Investments of KEPCO and equity accounts of subsidiaries subject to consolidation were eliminated at the dates KEPCO obtained control of the subsidiaries. Any difference between the cost of acquisition and the book value of the subsidiary is recorded as either goodwill or negative goodwill. Goodwill is amortized using the straight-line method over five years from the year the acquisition occurred. Negative goodwill is recovered, within the limit of the aggregate fair values of identifiable non-monetary assets, using the straight-line method over weighted-average years of depreciable assets and the amounts in excess of the limit are charged to current operations and presented as extraordinary gain at the acquisition date.

Intercompany receivables and payables including trade receivables and trade payables are eliminated. Profits and losses on intercompany sales of products, property or other assets are eliminated in the consolidated financial statements based on the gross profit or loss recognized. For sales from KEPCO to subsidiaries (downstream sales), the full amount of intercompany gain or loss is eliminated in the consolidated income. For upstream sales, the elimination is allocated proportionately to consolidated income and minority interests.

(3) Property, Plant and Equipment

Property, plant and equipment are stated at cost except for assets revalued upward in accordance with the KEPCO Act and the Assets Revaluation Law of Korea. Expenditures, as incurred after the acquisition of the property, plant and equipment, that increases the future economic benefits beyond the property's most recently measured performance, are capitalized as additions to property, plant and equipment.

According to SKAS No. 5 "Tangible Assets", when the estimated cost of dismantling and removing the asset, and restoring the site, after the termination of the asset's useful life, meets the criteria for recognition of provisions, the present value of the estimated cost are capitalized as part of the carrying amount of the tangible assets and the same amounts are recognized as a liability. Those capitalized assets shall be depreciated using the systematic and rational method over the asset's useful life and the liability shall be increased by the effective interest rate method. The Company applies this accounting treatment to tangible assets acquired after January 1, 2003.

The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. For the six-month periods ended June 30, 2002 and 2003, the amounts of capitalized interest was W220,116 million and W252,639 million, respectively.

The impact on the Company's financial position as of and for the six month period ended June 30, 2003, if the interest and other borrowing costs were expensed instead of being capitalized, are shown below (won in millions).

                                                            Income before
              Construction                     Interest         Income
               in-progress   Total assets       expense       tax expense
              ------------   ------------    ------------   -------------
Capitalized   $  9,101,695   $ 70,685,830    $    434,665    $  2,245,221
Expensed         8,849,056     70,433,191         687,304       1,992,582
              ------------   ------------    ------------    ------------
              $    252,639   $    252,639    $   (252,639)   $    252,639
              ============   ============    ============    ============

Depreciation is computed using the declining-balance method (straight-line method for buildings, structures and heavy water, units of production method for nuclear fuel) based on the estimated useful lives described in the Korean Corporate Income Tax Law and as permitted under the Accounting Regulations for Government Invested Enterprises as follows:

                                       Years
                                       -----
                  Buildings             8~30
                  Structures            8~30
                  Heavy water            30
                  Machinery              16
                  Ships                   9
                  Vehicles                4
                  Others                  4

The Company assesses any possible recognition of impairment loss when there is an indication that expected future economic benefits of a tangible asset is considerably less than its carrying amount as a result of technological obsolescence or rapid decline in market value. When it is determined that a tangible asset may have been impaired and that its estimated total future cash flows from continued use or disposal is less than its carrying amount, the carrying amount of a tangible asset is reduced to its recoverable amount and the difference is recognized as an impairment loss. If the recoverable amount of the impaired asset exceeds its carrying amount in subsequent reporting period, the amount equal to the excess is treated as reversal of the impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized.

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

     o  Grants from the government or public institutions

     o  Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the accompanying consolidated financial statements as deductions from the assets acquired under such grants and are offset against depreciation expense during the estimated useful lives of the related assets. The Company received W255,168 million and W280,086 million of construction grants, and offset W93,232 million and W80,267 million against depreciation expense and utility plant removal cost for the six-month periods ended June 30, 2002 and 2003, respectively.

(4) Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

(5) Investment Securities other than those Accounted for Using the Equity Method

Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.

Valuation of Securities

Securities are recognized initially at cost determined using the weighted average method. The cost includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis for measurement. If neither the market prices of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between face value and acquisition cost is amortized over the remaining term of the security using the effective interest method. Trading securities are valued at fair value, with unrealized gains and losses reflected in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains and losses reflected in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale equity securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at their acquisition cost. For those securities that are traded in an active market, fair values refers to those quoted market prices, which are measured as the closing price at the balance sheet date. The fair value of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of the held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or the amount of the acquisition cost in excess of the fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operation, up to the amount of the previously recognized impairment loss, while for the security stated at amortized cost or acquisition cost, the increase in value is recorded in current operation, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

If the intent and ability to hold the securities change, transferred securities are accounted for at fair value. In case held-to-maturity securities are reclassified into available-for-sale securities, unrealized gain or loss between the book value and fair value is reported in shareholders' equity as a capital adjustment. In case the available for sale securities are reclassified into held-to maturity securities, the unrealized gain or loss at the date of the transfer continues to be reported in shareholder's equity as a capital adjustment, but it is amortized over the remaining term of the security using the effective interest method.

(6) Investment Securities Using the Equity Method

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

(7) Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight-line method over the estimated useful lives, from 4 years to 50 years, of related assets.

If the recoverable amount of an intangible asset becomes less than its carrying amount as a result of obsolescence, sharp decline in market value or other causes of impairment, the carrying amount of an intangible asset is reduced to its recoverable amount and the reduced amount is recognized as impairment loss. If the recoverable amount of a previously impaired intangible asset exceeds its carrying amount in subsequent periods, an amount equal to the excess shall be recorded as reversal of impairment loss; however, it cannot exceed the carrying amount that would have been determined had no impairment loss were recognized in prior years.

(8) Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimated loss on uncollectible accounts and prior year collection experience.

(9) Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories. The Company maintains perpetual inventory records, which are adjusted through physical counts at the end of year.

(10) Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

(11) Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are W520,891 million and W579,207 million as of December 31, 2002 and June 30, 2003, respectively. Actual severance payments were W8,787 million and W7,744 million for the six-month periods ended June 30, 2002 and 2003, respectively.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W116 million and W101 million as of December 31, 2002 and June 30, 2003, respectively, are presented as a deduction from accrued severance indemnities. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

Funding of the severance indemnities are not required, however, tax deductions are limited if the liability is not funded. The Company has purchased severance insurance deposits, which meet the funding requirement for tax deduction purposes. These consist of individual severance insurance deposits, in which the beneficiary is the respective employee, with a balance of W66,449 million and W56,570 million as of December 31, 2002 and June 30, 2003, respectively, which are presented as deduction from accrued severance indemnities.

(12) Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the KEPCO's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

(13) Reserve for Decommissioning Costs

As discussed in Note 2 (3) Property, Plant and Equipment, for the tangible assets acquired after January 1, 2003, the Company recognizes the present value of the estimated cost of dismantling and removing the asset, and restoring the site as a liability. For the assets acquired before January 1, 2003, the Company accrues expenses for estimated decommissioning costs of nuclear facilities based on engineering studies prepared in 1992. These expenses are included in operating expenses in the accompanying statements of income. Annual additions to the reserve are in amounts such that the current costs would be fully accrued for at estimated dates of decommissioning on a straight-line basis, reflecting the inflation rate. The Company accrued W276,501 million and W312,756 million as a reserve for decommissioning costs for the six-month periods ended June 30, 2002 and 2003, respectively. The accounting for decommissioning costs for nuclear power plants involves significant estimates related to costs to be incurred many years in the future. Changes in these estimates could significantly impact the Company's financial position, results of operations and cash flows.

(14) Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was W1,200.40 and W1,193.10 to US$ 1.00 at December 31, 2002 and June 30, 2003,
respectively. The translation gains or losses are reflected in current operations.

(15) Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

(16) Revenue Recognition

KEPCO recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. KEPCO does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. KEPCO recognizes revenue on long-term contracts, which are related to construction of power plants in North Korea, based on the percentage-of-completion.

(17) Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

(18) Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income (after deduction for tax effect) and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 638,988,360 shares and 631,387,812 shares for the six-month periods ended June 30, 2002 and 2003, respectively. Ordinary income per share and earnings per share of the Company for 2002 is W4,770.


3. PROPERTY, PLANT AND EQUIPMENT:

(1) Asset revaluation KEPCO has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was W12,552,973 million.

(2) Publicly announced land prices The published price of the Company's land as of June 30, 2003, as announced by the Korean Government, is as follows (won in millions):

            Purpose                         Book value      Land prices
-------------------------------------     --------------   -------------
Sites of utility plant                    W    5,547,553   W   4,804,123


(3)  Utility plant

     Utility plant as of December 31, 2002 and June 30, 2003 is as follows (won in millions):

                               December 31,      June 30,
                                   2002           2003
                               ------------   ------------
Land                           W  5,557,943   W  5,547,553
Buildings                         8,493,206      8,515,386
Structures                       25,944,743     26,749,266
Machinery                        24,034,908     24,828,026
Nuclear fuel and heavy water      2,262,641      2,450,771
Vehicles                             71,199         70,341
Ships                                   385            372
Construction in progress          7,776,506      9,101,695
Others                            1,446,522      1,482,651
                               ------------   ------------
                               W 75,588,053   W 78,746,061
                               ============   ============

(4)  Changes of utility plant

     Changes of cost of utility plant, accumulated depreciation and construction grants for the six-month period ended June 30, 2003 are shown below (won in millions):

                                            Increase                               Decrease
                   December 31,    ---------------------------    -------------------------------------------      June 30,
                       2002         Acquisition      Other          Disposal       Other(*)      Depreciation        2003
                   ------------    ------------   ------------    ------------   ------------    ------------    ------------
Land               W  5,557,943    W        450   W     22,270    W     33,005   W        105    W         --    W  5,547,553
Buildings             7,514,099           6,221        107,182          13,403         64,692         251,101       7,298,306
Structures           22,720,502              --        934,655         104,977            428         452,308      23,097,444
Machinery            17,470,324          56,037        833,029          17,234         49,815       1,549,651      16,742,690
Nuclear fuel and
 heavy water          1,578,172         177,534          4,986              --             --         210,054       1,550,638
Vehicles                 15,601             656          2,794              24             86           4,392          14,549
Ships                       137              --             --               4             --              18             115
Others                  991,689          48,772          9,292             193         18,409          53,823         977,328
Construction in-
 progress             7,776,506       3,206,775         38,656              --      1,920,242              --       9,101,695
Construction
 grants              (2,321,219)             --       (280,086)             --        (18,274)        (61,993)     (2,521,038)
                   ------------    ------------   ------------    ------------   ------------    ------------    ------------
                   W 61,303,754    W  3,496,445   W  1,672,778    W    168,840   W  2,035,503    W  2,459,354    W 61,809,280
                   ============    ============   ============    ============   ============    ============    ============

(*) Other includes utility plants of Korean Electric Power Industrial Development Co., Ltd., which was excluded from the consolidation from 2003.


4. INTANGIBLES:

(1) Changes of intangibles for the six-month period ended June 30, 2003 are shown below (won in millions):

                                                     Increase                      Decrease
                             December 31,   ---------------------------   ---------------------------     June 30,
                                 2002         Increase        Other       Amortization      Other           2003
                             ------------   ------------   ------------   ------------   ------------   ------------
Patents-industrial           W      1,045   W         --   W        264   W         97   W         --   W      1,212
Land rights                           572             --             --            137             --            435
Port facility usage rights        182,146             --          3,053          5,076            755        179,368
Water facility usage
  rights                          137,531             --             --          8,334             14        129,183
Others                            137,908          9,228         46,519         18,293          4,741        170,621
                             ------------   ------------   ------------   ------------   ------------   ------------
                             W    459,202   W      9,228   W     49,836   W     31,937   W      5,510   W    480,819
                             ============   ============   ============   ============   ============   ============

(2) Ordinary development expenses for the six-month periods ended June 30, 2002 and 2003 are W122,991 million and W125,212 million, respectively.

5. INSURED ASSETS:

Insured assets as of June 30, 2003 are as follows (won in millions):

               Insured assets                     Insurance type                  Insured value
      -----------------------------       -----------------------------         -----------------
      Buildings and machinery             Fire insurance                        W       2,134,309
      Buildings and machinery             Assemble insurance                            4,826,907
      Buildings and machinery             Nuclear property insurance                    1,801,581
      Inventories and machinery           Shipping insurance                              881,892
      Buildings                           General insurance                               144,011
      Construction in progress            Construction insurance                          119,424

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, general insurance for movables, compensation responsibility insurance against gas accident, compensation and responsibility insurance in relation to the operation of the nuclear power plants, casualty insurance for its employees and compensation liability insurance for its directors.

6. SECURITIES:

(1) Securities as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                             December 31,     June 30,
                                                 2002           2003
                                             ------------   ------------
Short-term investment securities
   Available-for-sale securities             W     19,881   W    133,865
   Held-to-maturity securities                      3,255              5
                                             ------------   ------------
                                                   23,136        133,870
                                             ------------   ------------
Long-term investment securities
   Available-for-sale-securities                  137,497        166,371
   Held-to-maturity securities                      1,540          1,878
   Securities subject to equity method          1,214,271      1,272,447
                                             ------------   ------------
                                                1,353,308      1,440,696
                                             ------------   ------------
                                             W  1,376,444   W  1,574,566
                                             ============   ============

     Held-to-maturity securities are government and municipal bonds.

(2) Available-for-sale securities as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                                         December 31, 2002                   June 30, 2003
                                                     ------------------------   ------------------------------------------
                                                      Ownership                  Ownership      Acquisition
                Company name                             (%)      Book value        (%)            cost        Book value
------------------------------------------------     ----------  ------------   ------------   ------------   ------------
Short-term investment securities
   Beneficiary certificates                                 --   W     19,881             --   W    119,881   W    119,881
   Corporate bonds                                          --             --             --         13,984         13,984
                                                                 ------------                  ------------   ------------
                                                                       19,881                       133,865        133,865
                                                                 ------------                  ------------   ------------
Long-term investment securities
   Securities Market Stabilization Fund                   7.57   W     20,744           7.57   W     20,744   W     20,744
   Energy Savings Investment Cooperative                  40.6          5,000           40.6          5,000          5,000
   Korea Power Exchange                                  100.0         99,709          100.0        125,212        125,212
   Hwan Young Steel Co., Ltd.                               --            120             --          1,364            120
   Investment securities in treasury stock fund             --         10,772             --         23,830         14,220
   Other                                                    --          1,152             --          1,075          1,075
                                                                 ------------                  ------------   ------------
                                                                      137,497                       177,225        166,371
                                                                 ------------                  ------------   ------------
                                                                 W    157,378                  W    311,090   W    300,236
                                                                 ============                  ============   ============

     The Company entered into a treasury stock fund, composed of treasury stock and other investment securities and recorded other investment securities in long-term investment securities. Losses on valuation of available for sale securities in the treasury stock fund, which are recorded in capital adjustment, amount to W8,509 million and W9,610 million as of December 31, 2002 and June 30, 2003, respectively.

     Available-for-sales securities other than investment securities in treasury stock fund and Hwan Young Steel Co., Ltd, which is recorded by its net asset value, are non-marketable equity securities and stated at cost due to the lack of information to determine the fair value.

(3) Securities subject to the equity method as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                             December 31, 2002                            June 30, 2003
                                         ------------------------   ---------------------------------------------------------
                                          Ownership                  Ownership      Acquisition    Net asset
                Company name                 (%)      Book value        (%)            Cost          Value       Book value
--------------------------------------   ----------  ------------   ------------   ------------   ------------   ------------
Korea Gas Corporation                         24.5   W    690,705         24.5     W     94,500   W    717,478   W    717,478
Korea District Heating Co.                    26.1        147,716         26.1            5,660        153,286        153,286
Powercomm Corporation                         44.0        352,235         43.1          323,470        357,982        357,982
Korea Electric Power Industrial
  Development, Ltd.                             --             --         49.0            7,987         19,745         19,745
YTN                                           21.4         23,615         21.4           59,000         23,956         23,956
                                                     ------------                  ------------   ------------   ------------
                                                     W  1,214,271                  W    490,617   W  1,272,447   W  1,272,447
                                                     ============                  ============   ============   ============

     The Company used draft financial statements of Korea Electric Power Industrial Development, Ltd., Korea District Heating Co., and YTN using the equity method valuation.

     If the difference between the cost of acquisition and the book value of the subsidiary is a positive goodwill, the difference is amortized using the straight-line method within twenty years from the year it was acquired, and if it is a negative goodwill, the difference related to the depreciable assets is amortized over the weighted average useful life of related assets from the year it was acquired and the difference related to the non-depreciable assets is amortized at the time assets are disposed of. As of June 2003, there are no positive or negative goodwill.

     In 2003, the Company has disposed some of its investments in Korea Electric Power Industrial Development, Ltd. and recognized gain on disposal of investment of W44,104 million. As a result, the Company lost its status as the major shareholder of Korea Electric Power Industrial Development, Ltd. and has begun to account for it using the equity method from 2003.

     Loss on valuation of investment in relation to equity method, which are recorded in capital adjustment as of December 31, 2002 and June 30, 2003, are W30,079 million and W30,148 million, respectively.

     Details of valuation using the equity method for the six-month period ended June 30, 2003 are as follows (won in millions):

                                  December 31,      Gain on     Other changes      June 31,
        Company name                  2002         valuation         (*)             2003
-------------------------------   ------------   ------------   -------------    ------------
Korea Gas Corporation             W    690,705   W     55,977    W    (29,204)   W    717,478
Korea District Heating Co.             147,716          7,352          (1,782)        153,286
Powercomm Corporation                  352,235         10,944          (5,197)        357,982
Korea Electric Power Industrial
  Development, Ltd.                         --            780          18,965          19,745
YTN                                     23,615            265              76          23,956
                                  ------------   ------------    ------------    ------------
                                  W  1,214,271   W     75,318    W    (17,142)   W  1,272,447
                                  ============   ============    ============    ============

(*) Other changes are composed of acquisition (disposal) amounts of investment securities, dividends and others and include the book value of Korea Electric Power Industrial Development, Ltd at the time of disposal of the investment.

7. LOANS TO EMPLOYEES:

The Company has provided housing and tuition loans to employees as follows (won in millions):

                           December 31,     June 30,
                               2002           2003
                           ------------   ------------
Short-term loans           W     14,661   W     14,231
Long-term loans                 228,124        242,161
                           ------------   ------------
                           W    242,785   W    256,392
                           ============   ============


8. INVENTORIES:

Inventories as of December 31, 2002 and June 30, 2003 consist of the following (won in millions):

                           December 31,     June 30,
                               2002           2003
                           ------------   ------------
Raw materials              W    243,198   W    277,953
Supplies                        422,508        457,616
Other                            55,850        141,208
                           ------------   ------------
                           W    721,556   W    876,777
                           ============   ============


9. SHAREHOLDERS' EQUITY:

(1)  Capital
     The Company has 1,200,000,000 authorized shares of W5,000 par value common stock, of which 640,100,876 shares are issued as of June 30, 2003.

(2)  Capital Surplus
     Capital surplus as of December 31, 2002 and June 30, 2003 is as follows (won in millions):

                                                         December 31,     June 30,
                                                             2002           2003
                                                         ------------   ------------
Paid-in capital in excess of par value                   W    799,876   W    799,876
Reserves for asset revaluation                             12,552,973     12,552,973
Other capital surplus                                       1,130,272      1,133,244
                                                         ------------   ------------
                                                         W 14,483,121   W 14,486,093
                                                         ============   ============

     KEPCO revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law, and recorded a revaluation gain of W12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3)  Retained earnings
     Retained earnings as of December 31, 2002 and June 30, 2003 consist of the following (won in millions):

                                                         December 31,     June 30,
                                                             2002           2003
                                                         ------------   ------------
Legal reserve                                            W  1,600,252   W  1,600,252
Reserve for business expansion                              8,556,873     10,925,338
Reserve for investment on social overhead capital           4,892,449      5,012,449
Reserve for research and human development                     60,000        120,000
Voluntary reserve and other                                 3,309,839      1,535,553
                                                         ------------   ------------
                                                         W 18,419,413   W 19,193,592
                                                         ============   ============

     The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

     Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve.

     The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period as defined in the Tax Incentive Control Law.

(4)  Capital adjustments
     Capital adjustments as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                                            December 31,     June 30,
                                                                2002           2003
                                                            ------------   ------------
Treasury stock                                              W    (16,669)   W   (195,208)
Overseas operation translation                                   (82,971)        (87,196)
Valuation gain (loss) on currency and interest rate swaps            255          (5,135)
Loss on valuation of equity method securities                    (30,079)        (30,148)
Loss on valuation of available for sale securities                (8,509)         (9,610)
                                                            ------------    ------------
                                                            W   (137,973)   W   (327,297)
                                                            ============    ============

     The Company has shares held as treasury stock amounting to W16,669 million (913,375 shares) and W 195,208 million (10,798,355 shares) as of December 31, 2002 and June 30, 2003, respectively, for the purpose of stock price stabilization.

10. BORROWINGS AND DEBENTURES:

(1) Short-term borrowings as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                                                    Annual          December 31,
         Financial institution                   Type          interest rate (%)        2002          June 30, 2003
-----------------------------------       -----------------    -----------------   ---------------   ---------------
Local currency loan
  National Agricultural Cooperative             General
     Federation and others                                        4.28~4.42        W            --   W       270,000

Foreign currency loan
  Korea Exchange Bank and others          Usance and others    Libor+0.25~0.50             157,733           177,928
                                                                                   ---------------   ---------------
                                                                                   W       157,733   W       447,928
                                                                                   ===============   ===============

(2) Long-term borrowings as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                                                            Annual interest      December 31,        June 30,
           Financial institution                            Type                rate (%)             2002              2003
-------------------------------------------------   --------------------    -----------------    ------------      ------------
Local currency loan
  Korea Development Bank                                   Facility             4.75~9.00        W  5,007,813      W  4,801,562
  Kookmin Bank                                             General              6.07~6.16              85,714                --
  Chohung Bank                                             Facility                5.50                 1,455                --
                                                          Rural area
  Koram Bank                                             development               4.00                50,000            50,000
  National Agricultural Cooperative
     Federation                                               "                    4.00                    --            50,000
  Others                                                   General              5.50~6.00                  37            29,934
                                                                                                 ------------      ------------
                                                                                                    5,145,019         4,931,496
                                                                                                 ------------      ------------

Foreign currency loan

  Japan Bank of International Cooperation             Industrial facility         8.28                286,226           271,385
  Barclays International Financial
    Services (Ireland) Ltd.                               Commercial          6M Libor-1.00           376,482           280,720
  Kredit Anstalt Fur Wieder Aufbau                    Industrial facility         6.00                    180                --
  Asia Development Bank                                       "                   6.00                  1,415             1,065
  National Agricultural Cooperative Federation                "                Libor+2.00              18,006            15,340
  Korea Development Bank                                    General          Libor+0.30~1.75          429,761           288,866
                                                          Purchase of
  The Export-Import Bank of Korea                        nuclear fuel        Libor+1.50~2.70          260,074           276,417
  Korea Exchange Bank                                 Industrial facility    Libor+0.15~2.00           34,255            25,535
  Kookmin Bank                                                "                Libor+1.40              22,407            19,089
  Norinchukin Bank                                            "                Libor+0.19              42,015            41,758
  Nippon Life Insurance                                       "                Libor+0.19              98,439            97,841
  US-EXIM                                                     "              Libor+0.25~0.30          155,038           146,999
                                                                                                 ------------      ------------
                                                                                                    1,724,298         1,465,015
                                                                                                 ------------      ------------
                                                                                                    6,869,317         6,396,511
Less: Current portion                                                                              (1,771,805)       (1,658,170)
                                                                                                 ------------      ------------
                                                                                                 W  5,097,512      W  4,738,341
                                                                                                 ============      ============

(3) Debentures as of December 31, 2002 and June 30, 2003 are as follows (won in millions):

                                   Annual           December 31,      June 30,
                              interest rate (%)         2002           2003
                              -----------------     ------------    -----------
Domestic debentures
  Electricity bonds               4.70~12.43        W  7,125,700    W 5,829,363
  Corporate bonds                  4.78~7.75           2,558,703      3,038,867
                                                    ------------    -----------
                                                       9,684,403      8,868,230
                                                    ------------    -----------


                                                      Annual                    December 31,
                                                 interest rate (%)                  2002            June 30, 2003
                                           -----------------------------        ------------        -------------
Foreign debentures

  FY-93                                              4.00~7.75                     2,043,899            2,031,489
  FY-95                                              6.91~7.68                       420,342              413,510
  FY-96                                           6M Libor +0.14                     629,745              621,927
  FY-97                                    6M Libor + (0.31, 0.60, 1.65)           1,159,764            1,152,880
  FY-99                                                 5.75                          31,664               34,308
  FY-00                                              2.10~8.25                       663,981              656,853
  FY-01                                              1.18~1.27                       607,722              597,846
  FY-02                                              1.04~1.18                     1,080,360            1,073,790
  Eurobond                                           1.33~4.75                       180,060              974,797
                                                                                ------------         ------------
                                                                                   6,817,537            7,557,400
                                                                                ------------         ------------
                                                                                  16,501,940           16,425,630
Less: Discount on debentures issued                                                  (52,474)             (52,714)
      Current portion                                                             (3,881,623)          (4,661,923)
                                                                                ------------         ------------
                                                                                W 12,567,843         W 11,710,993
                                                                                ============         ============



(4) Foreign currency debt, by currency, as of December 31, 2002 and June 30, 2003 is as follows (won in millions):


                                            December 31, 2002                                    June 30, 2003
                                -----------------------------------------          ------------------------------------------
                                  Foreign currencies       Won equivalent           Foreign currencies         Won equivalent
                                ---------------------      --------------          --------------------        --------------
Short-term borrowings           US$       131,400,198      W      157,733          US$      149,131,225        W      177,928
                                                           --------------                                      --------------

Long-term borrowings            US$     1,421,141,288           1,724,118          US$    1,217,721,142             1,465,015
                                EUR           143,104                 180                                                  --
                                                           --------------                                      --------------
                                                           W    1,724,298                                      W    1,465,015
                                                           --------------                                      --------------

Debentures                      US$     4,130,542,219      W    4,965,644          US$    4,629,875,632        W    5,531,320
                                JPY   175,060,000,000           1,773,130          JPY  195,060,000,000             1,943,597
                                EUR        25,183,000              31,664          EUR       25,183,000                34,308
                                GBP        24,467,000              47,099          GBP       24,467,000                48,175
                                                           --------------                                      --------------
                                                                6,817,537                                           7,557,400
                                                           --------------                                      --------------
                                                           W    8,699,568                                      W    9,200,343
                                                           ==============                                      ==============


(5) Aggregate maturities of the Company's long-term debt as of June 30, 2003 are as follows (won in millions):



                       Long-term borrowings                        Debentures
                ----------------------------------    ----------------------------------
  Year ended
    June 30     Local Currency    Foreign Currency    Local Currency    Foreign Currency        Total
-------------   --------------    ----------------    --------------    ----------------     ------------
      2004       W  1,235,250       W    422,920       W  2,647,277       W  2,014,646       W  6,320,093
      2005          1,291,449            265,179          2,991,433          1,459,633          6,007,694
      2006          1,160,537            283,421          1,029,673            570,087          3,043,718
      2007            665,264             94,441          1,009,847             49,736          1,819,288
   Thereafter         578,996            399,054          1,190,000          3,463,298          5,631,348
                 ------------       ------------       ------------       ------------       ------------
                 W  4,931,496       W  1,465,015       W  8,868,230       W  7,557,400       W 22,822,141
                 ============       ============       ============       ============       ============

11.  LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation and others for certain computer systems, the acquisition cost of which is W35,655 million as of December 31, 2002 and June 30, 2003. Depreciation of the leased assets amounted to W570 million for the six-month periods ended June 30, 2003, respectively.

(2) Annual payments under financial and operating lease agreements as of June 30, 2003 are as follows (won in millions):


                                      Amount
                         --------------------------------
Year ended June 30       Financial lease  Operating lease
---------------------    ---------------  ---------------
      2004                 W    7,533       W      3,602
      2005                      2,339                222
      2006                         --                 43
                           ----------       ------------
                                9,872              3,867
Less: Interest                   (408)                --
      Current portion          (7,134)                --
                           ----------       ------------
                           W    2,330       W      3,867
                           ==========       ============



12.   FOREIGN CURRENCIES DENOMINATED ASSETS AND LIABILITIES:

Significant assets and liabilities of the Company (excluding foreign subsidiaries) denominated in foreign currencies other than those mentioned in
Note 10 as of December 31, 2002 and June 30, 2003 are as follows (won in millions):


                                                  December 31, 2002                              June 30, 2003
                                       ------------------------------------        -----------------------------------------
                                            Foreign             Equivalent               Foreign                 Equivalent
         Account                         Currencies(*)          Korean Won             Currencies(*)             Korean Won
----------------------------           -----------------       ------------        ---------------------         -----------
Assets:
   Cash and cash equivalents           US$    20,051,047       W     24,069        US$         8,349,539         W     9,962
        "                                             --                 --        JPY    11,906,545,755             118,638
   Short-term financial
     instruments                       US$       616,908                741                           --                  --
   Trade receivables                   US$     5,711,200              6,855        US$         6,769,682               8,076
   Accounts receivable-other           US$    21,013,291             25,224        US$         1,262,725               1,508
   Other non-current assets            US$       322,203                387        US$            17,003                  21
                                       JPY     5,859,783                 59        JPY         5,859,783                  58
                                                               ------------                                      -----------
                                                               W     57,335                                      W   138,263
                                                               ============                                      ===========
Liabilities:
   Trade payables                      US$   139,003,977       W    166,860        US$        99,788,287         W   119,057
        "                                             --                 --        EUR         6,935,069               9,448
   Accrued expenses                                   --                 --        US$           266,958                 318
   Accounts payable-other              US$     2,125,135              2,551        US$            98,138                 117
                                       EUR       433,907                546                           --                  --
                                                               ------------                                      -----------
                                                               W    169,957                                      W   128,940
                                                               ============                                      ===========

(*)  Foreign currencies other than US$, JPY and EUR are converted into US$.

13.   SWAP TRANSACTIONS:

The Company entered into the various swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(1) Currency swap contracts as of June 30, 2003 are as follows (foreign currency in millions):




                                                                      Contract amounts                   Contract interest rate
                                                                        in millions                             per annum
                                     Contract Settlement   --------------------------------------       -------------------------
                                       Year      Year           Pay                   Receive             Pay (%)     Receive (%)
                                     -------- ----------   ---------------        ---------------       -----------   -----------
The Sumitomo Bank Ltd.                 1995      2005      US$         286        JPY      27,000          7.68           4.15
The Fuji Bank, Ltd.                    1995      2005      US$         149        JPY      14,425       Libor+0.155       3.40
Union Bank of Switzerland              1995      2005      US$          82        JPY       7,000       Libor+0.19        3.102
Canadian Imperial Bank of Commerce     1996      2006      US$          97        JPY       9,865       Libor+0.13        3.80
J.P. Morgan Chase Bank                 1996      2006      US$         200        JPY      20,723       Libor+0.14        4.00
Deutsche Bank                          1998      2004      JPY       1,705        US$          55          6.41           7.11
(formerly Bankers Trust Co.)                               DEM          25
                                                           CHF          20
                                                           CAD          20
Deutsche Bank                          1998      2004      JPY       2,945        US$          95          6.36           7.05
(formerly Bankers Trust Co.)                               DEM          43
                                                           CHF          35
                                                           CAD          34
Union Bank of Switzerland              1998      2003      JPY      12,150        US$         100          4.00           6.375
J.P. Morgan Chase Bank & Deutsche      2002      2009      JPY      76,700        US$         650          1.18           4.25
   Bank (*)
Barclays Bank PLC, London              2002      2007      JPY      30,400        US$         250          1.04       3M Libor+0.75
ABN AMRO (**)                          2002      2008      KRW     181,500        US$         150          5.95           4.625
ABN AMRO & Deutsche Bank (***)         2003      2008      KRW     181,550        US$         100          5.30           4.25
J.P. Morgan Chase Bank & Deutsche      2003      2008      JPY      23,770        US$         200          1.28           4.25
   Bank

CSFB                                   2003      2013      KRW     177,720        US$         150          5.12           4.75

(*) If the Republic of Korea declares a default on its debts, KEPCO is to receive Korean government bonds instead of cash. Valuation for these embedded derivatives is reflected in the valuation of the currency swap.

(**) The swaption, which has an interest pay rate of CD+0.5% and an interest receive rate of 5.95%, with the exercise date of January 2006, is embedded

(***) The swaption, which has an interest pay rate of CD+0.15% and an interest receive rate of 5.30%, with the exercise date of March 2006, is embedded

(2) Interest rate swap contracts as of June 30, 2003 are as follows (foreign currency in millions):


                                                                                Contract interest rate per annum
                                         Notional amount       ------------------------------------------------------------------
                                           in millions                Pay (%)                  Receive (%)                Term
                                         ---------------       --------------------        --------------------         ---------
Lehman Brothers Special Financing,        US$        150            Libor+0.25                    6.375                 1993-2003
   Inc
J.P. Morgan Securities Ltd.               US$        149               6.91                    Libor+0.155              1995-2005
Woori Bank                                US$        150               6.10                     Libor+0.25              1996-2003
Korea Development Bank                    US$         97               6.10                     Libor+0.13              1997-2004
Barclays Bank PLC, London                 US$        225            6M Libor-1                  Libor+0.45              1997-2004
Shinhan Bank                              US$        100               6.50                        6.75                 1997-2004
Deutsche Bank                             US$         55               6.93                                             1998-2004
                                          JPY      1,705                                           6.41
                                          DEM         25                                           6.41
                                          CHF         20                                           6.41
                                          CAD         20                                           6.41
Deutsche Bank                             US$         95               6.87                                             1998-2004
                                          JPY      2,945                                           6.36
                                          DEM         43                                           6.36
                                          CHF         35                                           6.36
                                          CAD         34                                           6.36
Deutsche Bank                             US$        100       Max (6.074-Libor, 0)        Max (Libor-6.074, 0)         1998-2007
Deutsche Bank                             US$        100       Max (Libor-6.074,0)         Max (6.074-Libor, 0)         1998-2007
Union Bank of Switzerland                 US$         35            Libor+0.19                  Libor+0.155             2000-2005
CSFB                                      KRW    100,000            3M CD+0.35                  3Y CMT+0.06             2002-2004
Deutsche Bank                             KRW    100,000               6.09                     3M CD+0.35              2002-2004
CSFB                                      KRW     50,000               6.89                 (5Y CMT-CD) x 2+4.3         2002-2007
CSFB                                      KRW     50,000               6.89                        7.30                 2002-2007
J.P. Morgan Chase Bank                    KRW     50,000              CD-0.3                   3 year: 7.75             2002-2008
                                                                                             3 year: 14.65-CD
Deutsche Bank                             KRW     50,000               4.98                       CD-0.3                2002-2005
CSFB                                      KRW     30,000               6.09                    1 year: 7.25             2002-2005
                                                                                        2 year: (5Y CMT-CD) x 5+1.5
Citibank                                  KRW     50,000              CD-0.3                    7.65/2.50(*)            2002-2005
Koram Bank                                KRW     10,000              CD-0.3                    7.65/2.50(*)            2002-2005
Deutsche Bank                             KRW     20,000              CD-0.31                   7.65/2.50(*)            2002-2005
Deutsche Bank                             KRW     40,000              CD-0.37                   7.65/2.50(*)            2002-2005
Kookmin Bank                              KRW     20,000               5.995                      CD-0.325              2002-2005
Deutsche Bank                             KRW    100,000               5.995                      CD-0.325              2002-2005

(*) If CD rate is equal to or lower than 6.75%, then 7.65% will be applied, otherwise, 2.50% will be applied.

(3) The gains and losses on swap transactions for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):



Other income (expense)            2002              2003
---------------------        --------------     -------------
Currency swap
   Gains                     W      84,157      W     41,635
   Losses                          (33,042)          (43,646)
Interest rate swap
   Gains                            10,099            11,375
   Losses                           (8,708)           (9,070)
Swaption
   Gains                                --             1,277
                             -------------      ------------
                             W      52,506      W      1,571
                             =============      ============

14.   POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):


                                                                   2002               2003
                                                             ----------------    --------------
Fuel                                                         W      2,265,818    W    2,552,044
Labor                                                                 459,180           553,568
Amortization of nuclear fuel and heavy water                          192,753           210,054
Depreciation                                                        2,067,761         2,206,006
Maintenance                                                           597,788           685,227
Ordinary development expenses                                         111,477           113,176
Provision for decommissioning costs                                   276,501           312,756
Others                                                                311,836           354,577
                                                             ----------------    --------------
                                                             W      6,283,114    W    6,987,408
                                                             ================    ==============



15.   SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):


                                                                                 2002             2003
                                                                             -----------      ------------
Labor                                                                        W   184,886      W    195,935
Employee benefits                                                                 23,735            31,725
Taxes and dues                                                                     3,372             3,199
Rent                                                                              19,569            14,320
Depreciation                                                                      40,980            52,832
Maintenance                                                                        5,692             6,042
Commission and consultation fees                                                  59,301            61,504
Ordinary development expenses                                                     11,514            12,036
Collection expense                                                               110,582           120,501
Promotion                                                                          9,225             8,636
Bad debts                                                                         15,041             9,158
Communication                                                                     12,960            13,668
Insurance                                                                          5,793             6,682
Rewards                                                                            1,999             1,416
Others                                                                            41,099            51,005
                                                                             -----------       -----------
                                                                             W   545,748       W   588,659
                                                                             ===========       ===========


16.   INCOME TAX EXPENSE:


Income tax expense and effective tax rate for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):


                                            2002              2003
                                      --------------     --------------
Income tax currently payable          W      514,396     W      309,167
Changes in deferred income taxes             190,704            162,152
                                      --------------     --------------
KEPCO's income tax expense                   705,100            471,319
Income tax of subsidiaries                   454,018            476,562
                                      --------------     --------------
Income tax expense                    W    1,159,118     W      947,881
                                      ==============     ==============
Effective tax rate                              40.6%              42.2%

17.   RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):


              Related party                                       Transaction                       2002            2003
---------------------------------------------       --------------------------------------      ------------    -----------
Sales and other income:
  Korea Hydro & Nuclear Power Co., Ltd.                 Sales of electricity and others         W    44,143     W    50,845
  Korea South-East Power Co., Ltd.                                     "                             19,495          17,148
  Korea Midland Power Co., Ltd.                                        "                             10,259          12,244
  Korea Western Power Co., Ltd.                                        "                             19,334          17,268
  Korea Southern Power Co., Ltd.                                       "                              9,179           8,588
  Korea East-West Power Co., Ltd.                                      "                             22,897          19,290
  Others                                                               "                             37,122          39,483
                                                                                                -----------     -----------
                                                                                                W   162,429     W   164,866
                                                                                                ===========     ===========
Purchases and others:
  Korea Hydro & Nuclear Power Co., Ltd.               Purchase of electricity and others        W 2,279,475     W 2,417,162
  Korea South-East Power Co., Ltd.                                     "                            727,855         735,508
  Korea Midland Power Co., Ltd.                                        "                            658,351         968,803
  Korea Western Power Co., Ltd.                                        "                            937,066       1,052,707
  Korea Southern Power Co., Ltd.                                       "                            917,749       1,000,022
  Korea East-West Power Co., Ltd.                                      "                            942,528       1,010,237
  Korea Power Engineering Co., Inc.                 Designing of the power plant and others          17,584          19,994
  Korea Plant Service & Engineering Co., Ltd.              Utility plant maintenance                 20,249          20,595
  Korea Electric Power Data Network Co., Ltd.           Maintenance of computer system               48,823          98,094
  Others                                              Commissions for service and others             73,598          86,487
                                                                                                -----------     -----------
                                                                                                W 6,623,278     W 7,409,609
                                                                                                ===========     ===========

(2) Receivables arising from related parties transactions as of December 31, 2002 and June 30, 2003 are as follows (won in millions):


                                                          December 31,
                                                              2002                        June 30, 2003
                                                          -------------     -----------------------------------------
                                                                                          Other account
                                                                              Trade        receivables
        Related party                                         Total         receivables    and other        Total
-------------------------------------                     -------------     -----------    -------------  -----------
Korea Hydro & Nuclear Power Co., Ltd.                     W       8,020     W       --     W      193    W       193
Korea South-East Power Co., Ltd.                                  3,639          1,883            236          2,119
Korea Midland Power Co., Ltd.                                       382          1,546            381          1,927
Korea Western Power Co., Ltd.                                     3,145          2,034            105          2,139
Korea Southern Power Co., Ltd.                                    1,647          1,208            315          1,523
Korea East-West Power Co., Ltd.                                   4,518          2,447            199          2,646
Others                                                           10,603             --          4,114          4,114
                                                          -------------     ----------     ----------    -----------
                                                          W      31,954     W    9,118     W    5,543    W    14,661
                                                          =============     ==========     ==========    ===========

(3) Payables arising from related parties transactions as of December 31, 2002 and June 30, 2003 are as follows (won in millions):


                                                         December 31,
                                                             2002                        June 30, 2003
                                                       ---------------    --------------------------------------------
                                                                                         Other accounts
                                                                             Trade           payable
                    Related party                            Total          payables        and other         Total
-------------------------------------------            ---------------    ------------   --------------   ------------
Korea Hydro & Nuclear Power Co., Ltd.                  W       368,509    W    316,396     W       816    W    317,212
Korea South-East Power Co., Ltd.                               124,031          95,743             110          95,853
Korea Midland Power Co., Ltd.                                  168,410         123,334             170         123,504
Korea Western Power Co., Ltd.                                  176,816         132,051             116         132,167
Korea Southern Power Co., Ltd.                                 130,181         142,262              58         142,320
Korea East-West Power Co., Ltd.                                142,017         132,354             699         133,053
Korea Power Engineering Co., Inc.                                7,108              --           7,330           7,330
Korea Plant Service & Engineering Co., Ltd.                      6,845              --           7,384           7,384
Korea Electric Power Data Network Co., Ltd.                     25,502              --          29,647          29,647
Others                                                          22,593             358          19,753          20,111
                                                       ---------------    ------------     -----------    ------------
                                                       W     1,172,012    W    942,498     W    66,083    W  1,008,581
                                                       ===============    ============     ===========    ============



18.   SEGMENT INFORMATION:

(1) The following table provides business performance information for each operating segments for the six-month periods ended June 30, 2002 and 2003 (won in millions).


                                                                                June 30, 2002
                                       -------------------------------------------------------------------------------------------
                                              Electric business
                                       ---------------------------------
                                        Transmission          Power                              Consolidation
                                       & distribution      generation(*)       All other          adjustments       Consolidated
                                       --------------      -------------     -------------       -------------      -------------
Unaffiliated revenues                   W   9,517,966      W          --     W     620,946       W          --      W  10,138,912
Inter-segment revenues                        156,139          6,475,280           413,535          (7,044,954)                --
                                        -------------      -------------     -------------       -------------      -------------
Total revenues                              9,674,105          6,475,280         1,034,481          (7,044,954)        10,138,912

Cost of goods sold                         (8,416,052)        (4,984,349)         (802,612)          7,086,652         (7,116,361)
Selling and administrative expenses          (405,483)           (72,504)          (66,946)               (815)          (545,748)
                                        -------------      -------------     -------------       -------------      -------------
Operating income                              852,570          1,418,427           164,923              40,883          2,476,803

Interest income                                11,914             24,248             8,581              (1,159)            43,584
Interest expense                             (303,637)          (204,604)          (19,659)              1,159           (526,741)
Gain on valuation using the equity
  method of accounting (*1)                 1,238,853                 --              (661)         (1,165,329)            72,863
Other income, net                             593,177            249,758            (6,593)            (45,326)           791,016
                                        -------------      -------------     -------------       -------------      -------------
Earnings before income tax expense          2,392,877          1,487,829           146,591          (1,169,772)         2,857,525
Income tax expense                           (705,100)          (422,068)          (32,511)                561         (1,159,118)
                                        -------------      -------------     -------------       -------------      -------------
Segment earning before minority
  interests                             W   1,687,777      W   1,065,761     W     114,080       W  (1,169,211)     W   1,698,407
                                        =============      =============     =============       =============      =============


                                                                             June 30, 2002
                                       -----------------------------------------------------------------------------------------
                                              Electric business
                                       ---------------------------------
                                         Transmission           Power                          Consolidation
                                        & distribution      generation(*)       All other        adjustments       Consolidated
                                        --------------      ------------      ------------     -------------       -------------
Unaffiliated revenues                     W 10,425,992      W         --      W    469,331      W         --        W 10,895,323
Inter-segment revenues                         126,078         7,244,084           412,171        (7,782,333)                 --
                                          ------------      ------------      ------------      ------------        ------------
Total revenues                              10,552,070         7,244,084           881,502        (7,782,333)         10,895,323

Cost of goods sold                          (9,516,928)       (5,526,515)         (659,243)        7,782,136          (7,920,550)
Selling and administrative expenses           (437,688)          (74,067)          (76,993)               89            (588,659)
                                          ------------      ------------      ------------      ------------        ------------
Operating income                               597,454         1,643,502           145,266              (108)          2,386,114

Interest income                                 19,595            20,357            10,277              (630)             49,599
Interest expense                              (304,176)         (111,750)          (19,369)              630            (434,665)
Gain on valuation using the equity
  method of accounting (*1)                  1,251,308                --            11,940        (1,187,930)             75,318
Other income, net                              189,734           (10,162)           (4,030)           (6,687)            168,855
                                          ------------      ------------      ------------      ------------        ------------
Earnings before income tax expense           1,753,915         1,541,947           144,084        (1,194,725)          2,245,221
Income tax expense                            (471,319)         (454,068)          (24,275)            1,781            (947,881)
                                          ------------      ------------      ------------      ------------        ------------
Segment earning before minority
  interests                               W  1,282,596      W  1,087,879      W    119,809      W (1,192,944)       W  1,297,340
                                          ============      ============      ============      ============        ============

(*)  Excluding power generation businesses in foreign countries.

(2) The following table provides asset information for each operating segments as of December 31, 2002 and June 30, 2003 (won in millions).



                                              Electric business
                                        ---------------------------------
                                         Transmission           Power                         Consolidation
                                        & distribution      generation(*)      All other        adjustments       Consolidated
                                        --------------      -------------    ------------     -------------       -------------
June 30, 2003
   Utility and non-utility plant        W  28,979,475       W  31,916,042    W   1,117,912    W    (204,149)       61,809,280
   Total assets                            32,298,107          36,405,824        2,551,583         (569,684)       70,685,830

December 31, 2002
   Utility and non-utility plant           28,157,412          32,145,415        1,200,843         (199,916)       61,303,754
   Total assets                            31,792,880          36,933,338        2,604,890         (818,989)       70,512,119


19.   CONTINGENT LIABILITIES:


(1) The Company is engaged in 293 lawsuits as a defendant and 51 lawsuits as a plaintiff. The total amount claimed from the Company is W221,181 million and the total amount claimed by the Company is W115,009 million as of June 30, 2003. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of those litigations will not have a materially adverse effect on the operations or financial position of the Company.

(2) The Company's liabilities of W17,646,157 million, including borrowings of W13,825,884 million, were transferred to the power generation subsidiaries at the time of spin-off. The Company has the collective responsibility together with the subsidiaries to repay those debts, which were transferred and outstanding, Details of those outstanding borrowings of each company as of June 30, 2003 are as follows (won n millions).


              Company                                      Amounts
-------------------------------------               -------------------
Korea Electric Power Corporation                    W         1,151,422
Korea Hydro & Nuclear Power Co., Ltd.                         1,722,286
Korea South-East Power Co., Ltd.                                391,800
Korea Midland Power Co., Ltd.                                   179,089
Korea Western Power Co., Ltd.                                   249,259
Korea Southern Power Co., Ltd.                                  602,914
Korea East-West Power Co., Ltd.                                 812,261
                                                    -------------------
                                                    W         5,109,031
                                                    ===================

(3) The Company has provided debt repayment guarantees for its related parties in connection with the related parties' borrowings as of June 30, 2003 as follows:


   Loan type                      Guaranteed company                   Financial institutions                Amount
---------------             ----------------------------------         ----------------------           -------------------
Foreign
  currency loan             KEPCO International Hong Kong Ltd.         Nippon Life Insurance            US$      82,006,000
                                          "                            Norinchukin Bank                          35,000,000
                                          "                            Korea Development Bank                    11,590,000
                            KEPCO Philippines Co.                      Korea Development Bank                    54,522,000
                                                                                                        -------------------
                                                                                                        US$     183,118,000
                                                                                                        ===================

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 412,196,437 as project financing from Japan Bank of International Cooperation and others for that business. The Company has provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation as well as with the partial guarantees for the repayment of those borrowings.

(5) Korea Development Bank has provided the repayment guarantees of US$228,044,114 for the Company's commercial borrowings. In addition, Korea Development Bank has also provided the repayment guarantee for some of foreign currency debentures of the Company, which existed at the time of spin-off, but not redeemed at June 30, 2003, instead of the collective responsibilities of the power generation subsidiaries to facilitate the Restructuring Plan. Guarantee amounts by currency are as follows.


                                     USD                    JPY                  EUR               GBP
                                --------------        --------------         ----------        ----------
Guaranteed amounts               3,686,080,502        44,747,400,000         28,083,012        32,785,780
(including interest)


(6) Financial institutions including the National Agricultural Cooperative Federation has provided the Company a credit (overdraft) line amounting to W1,372,000 million as of June 30, 2003.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO) on December 15, 1999, to construct two 1,000,000 KW-class pressurized light-water reactor units in North Korea. The contract amount is US$ 4,182 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to W522,854 million and W 570,707 million for the six-month periods ended June 30, 2002 and 2003, respectively.

(9) The Company has provided 1 blank note to the Export-Import Bank of Korea in relation to the debt repayment guarantee and 1 promissory note of W1,771 million to Hyundai Heavy Industry, Co., Ltd. as guarantee for contract performance as of June 30, 2003.

20.   STATEMENT OF CASH FLOWS:

Cash flows from operating activities were presented using the indirect method. Transactions not involving cash flows for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):

                                                                           2002
                                                                       (Unreviewed)              2003
                                                                       -------------        --------------
Reclassification of long term loans to short-term loans                W       8,074        W        4,831
Reclassification of construction in-progress to utility plant              4,048,861             1,920,242
Reclassification of debenture and long-term borrowings to
  current portions                                                         2,723,332             3,603,513

21.   WELFARE PROGRAM AND CONTRIBUTIONS:

Details of welfare programs and contributions for the six-month periods ended June 30, 2002 and 2003 are as follows (won in millions):

                                                                           2002               2003
                                                                       ------------       -----------
Contributions to Welfare Funds                                         W         --       W    31,669
Electrification of rural areas                                                8,693             6,702
Contributions to Korea Volleyball Association and others                      1,776             3,119
                                                                       ------------       -----------
                                                                       W     10,469       W    41,490
                                                                       ============       ===========

22.   RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in the Republic of Korea ("Korean GAAP"), but do not conform with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences are described below. Other differences do not have a significant effect on either consolidated net earnings or stockholders' equity.

(1) Asset Revaluation and Depreciation

Under U.S. GAAP, property, plant and equipment must be stated at cost less accumulated depreciation. The revaluation of property, plant and equipment and the resulting depreciation of revalued amounts are not included in consolidated financial statements prepared in accordance with U.S. GAAP. When assets are sold, any revaluation surplus related to those assets under Korean GAAP would be reflected in income as additional gain on sale of assets under U.S. GAAP. Additionally, special depreciation recognized through December 31, 1995 for certain energy saving and anti-pollution facilities and equipment is not recognized under U.S. GAAP. Accordingly, related depreciation costs would be reversed under U.S. GAAP.

(2) Accounting for Regulation

Regulations for the establishment of electric rates consider, in certain cases, certain income and expenses to be recognized in different years than they are recognized for financial reporting. In accordance with SFAS No. 71 - "Accounting for the Effects of Certain Types of Regulation" for regulated enterprises, a regulatory liability or regulatory asset is recognized on the consolidated balance sheet by a charge or credit to operations to match revenues and expenses. These assets or liabilities relate to the adjustments for foreign currency translation, reserve for self-insurance and deferred income taxes described below. And such adjustments exclude those relating to the non-regulated subsidiaries and affiliates of the Company. Regulatory assets and liabilities are established based on the current regulations and rate-making process. Accordingly, these assets and liabilities may be significantly changed due to the potential future deregulation or changes in the rate-making process.

(3) Foreign Currency Translation

As discussed in Note 2, under Korean GAAP, the Company capitalizes certain foreign exchange transaction and translation gains and losses on the borrowings associated with property, plant and equipment during the construction period. Under U.S. GAAP, all foreign exchange transaction gains and losses (referred to as either transaction or translation gains and losses under Korean GAAP) are included in the results of operations for the current period. The amounts of foreign exchange transaction and translation gains and losses included in property, plant and equipment under Korean GAAP are reversed into results of operations for the current period under U.S. GAAP.

(4) Deferred Income Taxes

As discussed in Note 2, deferred tax assets and liabilities are recorded in the financial statements prepared in accordance with Korean GAAP, which is substantially the same as for U.S. GAAP. For U.S. GAAP purposes, the Company is required to recognize the deferred tax assets and liabilities resulting from differences between Korean GAAP and U.S. GAAP.

(5) Reversal of Eliminated Profit on Transactions with Subsidiaries and Affiliated Companies

Under Korean GAAP, KEPCO's share of the profit on transactions between KEPCO and its affiliated companies is eliminated in the preparation of the consolidated financial statements. No elimination of such profit is required in accordance with U.S. GAAP for regulated enterprises, where the sales prices is reasonable and it is probable that, through the rate making process, future revenues approximately equal to the sales price will result from KEPCO's use of the utility plant. KEPCO meets both of these criteria, and no elimination of profit is necessary for reporting under U.S. GAAP.

(6) Derivatives

Under SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, the Company is required to recognize all derivatives on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through current operations. If derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitment through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's changes in fair value will be immediately recognized in current earnings. The Company recorded all derivatives on the consolidated balance sheet at fair value by Korean GAAP. The ineffective portion of a derivative's change in fair value will be immediately recognized in current earnings. The Company believes that there is no material impact on net income and stockholders' equity under U.S. GAAP since derivatives accounting under Korean GAAP is substantially the same as SFAS No. 133.

(7) Principles of Consolidation

Under Korean GAAP, minority interests in consolidated subsidiaries are disclosed within the shareholder's equity section of the balance sheet. Under U.S. GAAP, minority interests are presented between the liability section and the stockholders' equity section in the consolidated balance sheet.

(8) Reserve for self-insurance

The Company accrues a reserve for self-insurance for non-insured facilities in accordance with Accounting Regulations for Government Invested Enterprises. U.S. GAAP considers accidental damage to be a contingency that is only provided for when asset has been impaired or a liability has been incurred.

(9) Asset retirement obligation

Under SFAS No. 143 - "Accounting for Asset Retirement Obligations", the Company is required to recognize an estimated liability for legal obligations associated with the retirement of tangible long-lived assets. The Company measures the liability at fair value when incurred and capitalize a corresponding amount as part of the book value of the related long-lived assets. The increase in the capitalized cost is included in determining depreciation expense over the estimated useful life of these assets. Since the fair value of the asset retirement obligations is determined using a present value approach, accretion of the liability due to the passage of time is recognized each period as expense until the settlement of the liability. The Company records a gain or loss when the liability is settled after retirement. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002 and it is to be applied to all existing long-lived assets including those acquired before January 1, 2003. Accounting for asset retirement obligations under Korean GAAP is substantially the same as SFAS No. 143, except for those assets acquired before January 1, 2003. Under Korean GAAP, such assets can be excluded from the application of the current "Accounting for Asset Retirement Obligation" standard in Korean GAAP. Accordingly, the Company's assets acquired before January 1, 2003 were excluded from the application of the current "Accounting for Asset Retirement Obligation" standard in Korean GAAP.

As explained in Note 2 (13) Reserve for Decommissioning Costs, the Company has accrued W4,719,860 million for the cost of dismantling and decontaminating of its existing nuclear power plants, consisting of dismantling costs of nuclear plant of W1,651,020 million and dismantling costs of spent fuel and radioactive waste of W3,068,840 million, as of June 30, 2003 in accordance with Korean GAAP.

As a result of the adoption of SFAS No. 143, the Company recognized W690,573 million additional pretax loss as a cumulative effect of accounting change on January 1, 2003.

Asset retirement obligation liability additionally recognized under U.S. GAAP as of June 30, 2003 is as follows (Korean won in millions)


                                                                  Amount
                                                              --------------
Asset retirement obligations as of January 1, 2003            W    3,271,784
Accretion expense                                                     98,341
                                                              --------------
Asset retirement obligations as of June 30, 2003                   3,370,125
Liability recognized under Korean GAAP as of
 June 30, 2003 (dismantling costs of nuclear plant)             (-)1,651,020
                                                              --------------
Asset retirement obligation liability additionally
 recognized under U.S. GAAP as of June 30, 2003               W    1,719,105
                                                              ==============

As of June 30, 2003, capitalized asset retirement cost and its accumulated depreciation recognized under U.S. GAAP are W1,671,520 million and W675,494 million, respectively.

The pro-forma asset retirement obligation liability that the Company would have recognized additionally as of January 1, 2002, had the Company implemented SFAS No. 143 as of that date, was approximately W1,510,333 million, based on the information, assumptions and interest rate as of January 1, 2003. The pro-forma capitalized asset retirement cost and its accumulated depreciation recognized as of January 1, 2002, under U.S. GAAP are W1,439,334 million and W577,184 million, respectively.

(10) Comprehensive Income

Effective January 1, 1998, the Company adopted the provision of SFAS No.130 - "Reporting Comprehensive Income", which requires the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) for each period presented. Such a presentation is not required under Korean GAAP. Comprehensive income for the six month periods ended June 30, 2002 and 2003 is summarized as follows:


                                                               Korean Won                Translation into
                                                   ----------------------------------  U.S. Dollars (Note 2)
                                                       2003                  2002              2003
                                                   --------------       -------------  ---------------------
                                                               (In millions)               (In thousands)
Net income as adjusted in accordance with
   U.S. GAAP                                       W    2,149,554       W   1,230,961      $  1,029,231
Other comprehensive income, net of tax:
   Overseas operations translation                        (12,718)             (2,970)           (2,483)
   Unrealized losses on investment securities              (4,371)               (823)             (688)
   Deferred gains (losses) on cash flow hedges                594              (3,789)           (3,168)
                                                   --------------       -------------      ------------
Comprehensive income as adjusted in
   accordance with U.S. GAAP                       W    2,133,059       W   1,223,379      $  1,022,892
                                                   ==============       =============      ============

Accumulated other comprehensive balances, net of tax, as of December 31, 2002 and June 30, 2003 is as follows


                                                                   Korean Won
                                                         ------------------------------    Translation into
                                                          December 31,       June 30,     U.S. Dollars (Note 2)
                                                             2002             2003            June 30, 2003
                                                         -------------     ------------   ---------------------
                                                                  (In millions)              (In thousands)
Overseas operations translation                          W     (58,329)    W    (61,299)       $   (51,253)
Unrealized losses on investment securities                     (27,127)         (27,950)           (23,370)
Deferred gains (losses) on cash flow hedges                        179           (3,610)            (3,018)
                                                         -------------     ------------        -----------
                                                         W     (85,277)    W    (92,859)       $   (77,641)
                                                         =============     ============        ===========

(11) Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments in which it is practicable to estimate that value:

     (i) Cash and cash equivalents, marketable securities, trade receivables, short-term borrowings, and trade payables: The carrying amount approximates fair value because of the nature or short maturity of those instruments.

     (ii) Investments. The fair value of market-traded investments is estimated based on quoted market prices for those or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs.

     (iii) Long-term debt The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The estimated fair values of the Company's financial instruments at December 31, 2002 and June 30, 2003 are summarized as follow (Korean won in millions):

                                                           December 31, 2002                            June 30, 2003
                                                -------------------------------------       -------------------------------------
                                                   Carrying                                    Carrying
                                                    Amount              Fair value              Amount              Fair value
                                                --------------        ---------------       ---------------       ---------------
Cash and cash equivalents                       W    1,997,480        W    1,997,480        W    1,258,208        W    1,258,208
Short-term financial instruments                       137,852               137,852               156,705               156,705
Trade receivables and account
   receivables-other                                 1,845,344             1,845,344             1,688,624             1,688,624
Investments:
   Practicable to estimate fair value                   12,312                12,312                16,098                16,098
   Not practicable                                     126,725                   N/A               152,151                   N/A
Short-term borrowings                                 (157,733)             (157,733)             (447,928)             (447,928)
Trade payables and accounts payable-other           (1,666,329)           (1,666,329)           (1,391,774)           (1,391,774)
Long-term debt, including current portion          (23,385,808)          (24,141,001)          (22,831,605)          (23,759,398)
Currency and interest swaps, net                      (155,202)             (155,202)              (74,500)              (74,500)

(12) Recent Changes in U.S. GAAP

In June 2002, the FASB issued SFAS No. 146 - Accounting for Exit or Disposal Activities. SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for under EITF 94-3. The provisions of this Statement is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The Company does not believe the adoption of this statement to have a significant impact on its financial condition or result of operations.

In April 30, 2003, the FASB issued Statement No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The new guidance amends statement 133 regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an underlying and the characteristics of a derivative that contains financing components. The amendments set forth in statement 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in statement
133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company is still evaluating the impact of the adoption of this statement, but does not believe that the impact will be significant.

In November 2002, the FASB issued Interpretation No. (FIN) 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation provides the disclosures to be made by a guarantor in interim and annual financial statements about obligations under certain guarantees. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation. The initial recognition and measurement requirements are effective prospectively for guarantees issued or modified after December 31, 2002, while the disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company does not believe the adoption of this statements to have a significant impact on its financial conditions or result of operations.

In January 2003, the FASB issued FIN 46 - "Consolidation of Variable Interest Entities", that addresses conditions when an entity should be consolidated based on variable interests rather than voting interests. Variable interests are ownership interests or contractual relationships that enable the holder to share in the financial risks and rewards resulting from the activities of a Variable Interest Entity (VIE). A VIE is a corporation, partnership, trust, or any other legal structure used for business purposes that either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. This provision will be applied to every VIE created after January 31, 2003 and to VIE in which an enterprise obtains an interest after that date. It applies in the first year or interim period beginning after June 15, 2003, to VIE in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not believe the adoption of this statements to have a significant impact on its financial conditions or result of operations.

In May 2003, the FASB issued SFAS No. 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003, for financial instruments entered into or modified after May 31, 2003. The Company does not believe the adoption of this statement to have a significant impact on its financial condition or result of operations.

(13) Effect on Net Income and Stockholders' Equity

The effects of the significant adjustments to net income for the six month periods ended June 30, 2002 and 2003 that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:


                                                                                 Korean Won
                                                                   ------------------------------------       Translation into
                                                                                                            U.S. dollars (Note 2)
                                                                        2003                2002                    2003
                                                                   -------------        ---------------     ---------------------
                                                                   (In millions, except per share data)     (In thousands, except
                                                                                                               per share data)
Net income under Korean GAAP                                       W   1,693,147         W  1,285,529        $   1,074,857
Adjustments:
   Asset revaluation                                                     309,552              300,262              251,055
   Special depreciation                                                  (12,123)             (10,532)              (8,807)
   Regulated operations                                                  (25,051)              12,281               10,268
   Capitalized foreign currency translation                              144,407              107,660               90,017
   Asset retirement obligation                                                --             (723,079)            (604,581)
   Deferred income taxes                                                  70,371              266,936              223,191
   Reversal of eliminated profit on transactions with
        subsidiaries and affiliates                                      (31,206)              (7,571)              (6,330)
   Reserve for self-insurance                                                457                 (525)                (439)
                                                                   -------------        -------------        -------------
Net income as adjusted in accordance with U.S. GAAP                W   2,149,554        W   1,230,961        $   1,029,231
                                                                   =============        =============        =============
Basic earnings per share as adjusted in accordance with U.S.
   GAAP                                                            W       3,364        W       1,950        $        1.63
                                                                   =============        =============        =============
Diluted earnings per share as adjusted in accordance with
   U.S. GAAP                                                       W       3,364        W       1,950        $        1.63
                                                                   =============        =============        =============

The effects of the significant adjustments to stockholders' equity at December 31, 2002 and June 30, 2003 that are required if U.S. GAAP were applied instead of Korean GAAP are summarized as follows:




                                                                                   Korean Won
                                                                    ---------------------------------------    Translation into
                                                                    December 31,                             U.S. dollars (Note 2)
                                                                          2002             June 30, 2003         June 30, 2003
                                                                    --------------        --------------     --------------------
                                                                             (In millions)                      (In thousands)
Stockholders' equity under Korean GAAP                              W   36,073,138        W   36,671,236        $   30,661,569
Adjustments:
   Asset revaluation                                                    (9,044,919)           (8,744,657)           (7,311,586)
   Special depreciation                                                     59,305                48,773                40,780
   Regulated operation                                                    (836,887)             (824,606)             (689,470)
   Capitalized foreign currency translation                             (2,242,663)           (2,135,003)           (1,785,120)
   Asset retirement obligation                                                  --              (723,079)             (604,581)
   Deferred income taxes                                                 3,187,609             3,454,545             2,888,416
   Reversal of eliminated profit on transactions with
      subsidiaries and affiliates                                          120,454               112,883                94,384
   Minority interests                                                     (108,073)             (118,344)              (98,950)
   Reserve for self-insurance                                               82,536                82,011                68,571
                                                                    --------------        --------------        --------------
Stockholders' equity as adjusted in accordance with U.S. GAAP       W   27,290,500        W   27,823,759        $   23,264,013
                                                                    ==============        ==============        ==============

The tax effects of temporary differences that resulted in significant portions of the deferred tax assets and liabilities at December 31, 2002 and June 30, 2003, computed under U.S. GAAP, and a description of the financial statement items that created these differences as follows:


                                                                        Korean Won
                                                            ----------------------------------      Translation into
                                                             December 31,                        U.S. dollars (Note 2)
                                                                 2002            June 30, 2003       June 30, 2003
                                                            -------------        -------------   ---------------------
                                                                     (In millions)                   (In thousands)
Deferred tax assets adjustment:
   Asset revaluation                                        W   2,522,334        W   2,433,156       $   2,034,411
   Regulated operation                                            248,556              244,908             204,773
   Capitalized foreign currency translation                       666,071              634,096             530,181
   Asset retirement obligation                                         --              214,754             179,560
    Decommissioning costs                                       1,312,126            1,401,798           1,172,072
                                                            -------------        -------------       -------------

      Total deferred tax assets adjustment                      4,749,087            4,928,712           4,120,997
                                                            -------------        -------------       -------------

Deferred tax liabilities adjustment:
   Special depreciation                                            17,614               14,486              12,112
   Reversal of eliminated profit on transactions with
      subsidiaries and affiliates                                  35,775               33,526              28,031
   Investment in social overhead capital                          408,387              337,425             282,128
   Reserve for self insurance                                      24,513               24,357              20,365
   Others                                                         987,969            1,211,250           1,012,752
                                                            -------------        -------------       -------------

      Total deferred tax liabilities adjustment                 1,474,258            1,621,044           1,355,388
                                                            -------------        -------------       -------------

Net deferred tax asset                                      W   3,274,829        W   3,307,668       $   2,765,609
                                                            =============        =============       =============

Allowance for deferred tax assets                                (171,450)                  --                  --
Deferred tax liabilities under Korean GAAP                         84,230              146,877             122,807
                                                            -------------        -------------       -------------
U.S GAAP adjustments                                        W   3,187,609        W   3,454,545       $   2,888,416
                                                            =============        =============       =============

The reconciliation of utility plant and non-utility plant from Korean GAAP to U.S. GAAP at December 31, 2002 and June 30, 2003 is as follows:


                                                                   Korean Won
                                                       -------------------------------------       Translation into
                                                        December 31,                             U.S. dollars (Note 2)
                                                            2002              June 30, 2003          June 30, 2003
                                                       ---------------       ---------------     ---------------------
                                                                    (In millions)                    (In thousands)
Utility plant and non-utility plant, net under
   Korean GAAP                                         W   61,303,754        W   61,809,280        $   51,680,000
   Asset revaluation                                       (9,044,919)           (8,744,657)           (7,311,586)
   Special depreciation                                        59,305                48,773                40,780
   Capitalized foreign currency translation                (2,242,663)           (2,135,003)           (1,785,120)
   Capitalized asset retirement cost, net (*)               1,029,011               996,026               832,798
   Reversal of eliminated profit on transactions
      with subsidiaries and affiliates                        120,454               112,883                94,384
                                                       --------------        --------------        --------------
Utility plant and non-utility plant, net under
   U.S. GAAP                                           W   51,224,942        W   52,087,302        $   43,551,256
                                                       ==============        ==============        ==============

(*)The pro-forma capitalized asset retirement cost and its accumulated depreciation, the Company would have recognized as of December 31, 2002, had the Company implemented SFAS No. 143 as of that date, was approximately W1,671,520 million and W642,509 million, respectively, based on the information, assumptions and interest rate discussed earlier.

(14) Segment Information

Under U.S. GAAP, companies report segment information based on the management disaggregates the company for making operating decisions. Each of the Company's consolidated subsidiaries is an operating segment in accordance with SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information". Operating segments that have similar economic characteristics and are similar in terms of the nature of their products and services, the nature of the production process, the type or class of customer, and methods of distribution have been aggregated into two reportable segments: transmission and distribution of electricity, and power generation, which are engaged in the transmission and sales of electricity, and production of electricity, respectively. Operating segments that do not meet the quantitative thresholds of SFAS No. 131 have been combined and disclosed in an "all other" category. All other revenues consist primarily of the revenues from the engineering and maintenance for utility plant, information services, sales of nuclear fuel, communication line leasing and others.

The accounting policies of the segments are the same as those described in Note 2 - Summary of Significant Accounting Policies and Note 22 - Reconciliation to United States Generally Accepted Accounting Principles. The Company evaluates performance based on net income. There are no revenues from transactions with a single external customer that amount to 10 percent or more of the consolidated revenues of the Company.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        KOREA ELECTRIC POWER CORPORATION

                        By: /s/ Lee, Hi-Taek
                        --------------------------------
                        Name:  Lee, Hi-Taek
                        Title: Chief Financial Officer


Date : October 15, 2003